06004702

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1 / 1 / 2005 (MM/DD/YY) AND ENDING 12 / 31 / 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champaign Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6400 Perimeter Drive
(No. and Street)

Dublin	OH	43016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa C. Peters, Treasurer — 614-210-2402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek
(Name – *if individual, state last, first, middle name*)

10 West Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa C. Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champaign Investment Company, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WENDY J. BRENNER
NOTARY PUBLIC
STATE OF OHIO
MY COMM. EXP.
12-30-08

Wendy J. Brenner
Notary Public

Lisa C. Peters
Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAMPAIGN INVESTMENT COMPANY

(A wholly-owned subsidiary of Futura Banc Corp.)
Dublin, Ohio

FINANCIAL STATEMENTS

December 31, 2005

CHAMPAIGN INVESTMENT COMPANY
(A wholly-owned subsidiary of Futura Banc Corp.)
Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2005

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 3

STATEMENT OF OPERATIONS 4

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION 11

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION 12

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 13

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Champaign Investment Company
Dublin, Ohio

We have audited the accompanying statement of financial condition of Champaign Investment Company as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champaign Investment Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

(Continued)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
January 21, 2006

CHAMPAIGN INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 130,219
Deposit with clearing broker	57,939
Broker fees and commissions receivable	6,113
Furniture and equipment, net of accumulated depreciation of $35,238	2,882
Goodwill	165,185
Prepaid expenses and other assets	24,506
	$ 386,844
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 22,180
Stockholder's equity	
Common stock, no par value; 850 shares authorized, 308 shares issued and outstanding	607,000
Accumulated deficit	(242,336)
Total stockholder's equity	364,664
	$ 386,844

See accompanying notes to financial statements.

CHAMPAIGN INVESTMENT COMPANY
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 116,603
Investment advisory fees	99,489
Interest and dividends	4,070
Other	74,140
	294,302
Expenses	
Compensation and benefits	171,881
Clearing broker fees	18,639
Communication and data processing	20,517
Professional services	16,515
Commission to independent representatives	76,848
Equipment	14,398
Rent	6,083
Supplies	3,884
Regulatory and licensing fees	7,720
Insurance	3,692
Other	34,780
	374,957
Loss before income taxes	(80,655)
Income tax benefit	26,717
Net loss	$ (53,938)

See accompanying notes to financial statements.

CHAMPAIGN INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2005

	Common Stock	Accumulated Deficit	Total
Balance at January 1, 2005	$ 507,000	$(188,398)	$ 318,602
Net loss	--	(53,938)	(53,938)
Capital contribution	100,000	--	100,000
Balance at December 31, 2005	$ 607,000	$(242,336)	$ 364,664

See accompanying notes to financial statements.

CHAMPAIGN INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (53,938)
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	5,417
Changes in assets and liabilities	
Increase in deposit with clearing broker	(1,580)
Decrease in broker fees and commissions receivable	988
Deferred income taxes	236
Decrease in prepaid expenses and other assets	1,137
Decrease in accounts payable and other liabilities	(3,856)
Net cash from operating activities	(51,596)
Cash flows from investing activities	
Purchases of furniture and equipment	(1,098)
Cash flows from financing activities	
Transfer of capital from holding company	100,000
Net change in cash and cash equivalents	47,306
Cash and cash equivalents at beginning of year	82,913
Cash and cash equivalents at end of year	$ 130,219
Supplemental cash flow information:	
Tax refund from Futura	$ 26,887

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Champaign Investment Company (Company) is a fully disclosed introducing broker and dealer in securities, and is a registered investment advisor. The Company was incorporated in October 1995 and commenced operations as a registered investment advisor in July 1996. The license to also operate as a fully disclosed introducing broker dealer was obtained in April 1998. The Company operates as a wholly-owned subsidiary of Futura Banc Corp. (Futura).

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ.

Cash Flow Reporting: The Company considers cash on hand and short-term investments having original maturities of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition: The Company records commissions from securities transactions on a trade date basis as securities transactions occur. The Company recognizes fees from its investment advisory services on a pro rata basis over the term of the contract.

Furniture and Equipment: Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed over the assets' useful lives on a straight-line basis, which range from three to seven years.

Income Taxes: The Company's operating results are included in the consolidated federal income tax return of Futura. The Company has entered into a tax sharing agreement with Futura whereby the Company agrees to calculate federal income taxes at the consolidated tax rate, and the amount of current tax expense or benefit calculated is either remitted to or received from Futura. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

Goodwill: Goodwill resulted from the Futura acquisition in 2000 and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities. Goodwill is not amortized; it is assessed at least annually for impairment and any such impairment is recognized in the period identified.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations: At December 31, 2005, the Company had $110,438 invested in the Federated Automated Cash Management Trust SS.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE 2 - FULLY DISCLOSED CLEARING AGREEMENT

The Company has entered into a fully disclosed clearing agreement with ADP Clearing & Outsourcing (ADP) whereby customer accounts are cleared and carried by ADP. The agreement calls for the Company to maintain a deposit balance in an account maintained by ADP. The deposit amount, according to the original agreement, was $50,000 subject to increases based upon the volume and nature of transactions. At December 31, 2005, the Company had $57,939 in cash on deposit to satisfy this requirement and this is included as a separate line item on the statement of financial condition. The original contract period was for two years from the date of commencement and is automatically renewable for one-year periods thereafter, unless written notice of termination is given by either party. Additionally, the Company had a $6,113 receivable from ADP as of December 31, 2005.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares office space with Champaign National Bank (Bank), a wholly-owned subsidiary of Futura. The Company pays rent for its share of the office space based on a formal expense sharing agreement. Expenses paid by the Company under the terms of this agreement totaled $4,800 for the year ended December 31, 2005.

The Company had cash on deposit with the Bank totaling $3,872 at December 31, 2005.

(Continued)

NOTE 4 - EMPLOYEE BENEFIT PLANS

Eligible employees of the Company participate in the 401(k) profit sharing plan sponsored by its parent, Futura Banc Corp. The annual expense of the plan is equal to the sum of employer non-matching contributions and employer matching contributions. Employer non-matching contributions are made at the discretion of Futura's Board of Directors in the amount of 3.5% of compensation. Employer non-matching contributions are allocated based on proportionate compensation, except for participants with compensation more than the social security wage base. These employees receive an additional allocation on excess compensation equal to the lesser of 5.7% of compensation or the lowest non-matching contribution allocated to any other eligible participant expressed as a percentage of compensation. Employer matching contributions range from 0% to 100% of employee 401(k) contributions. Employee 401(k) contributions exceeding 6.5% of a participant's compensation are not eligible for employer matching contributions. Employee 401(k) contributions are vested at all times. Employer non-matching contributions are vested after five years of service. Employer matching contributions made prior to January 1, 2001 are vested after five years. Matching contributions made for plan years beginning January 1, 2001 are vested after three years. The 2005 expense related to this plan was $1,950.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $165,874, which was $115,874 in excess of its required net capital of $50,000. At December 31, 2005, the Company's aggregate indebtedness to net capital ratio was .13 to 1.

NOTE 6 - RULE 15c3-3 EXEMPTION

The Company is exempt from rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(Continued)

NOTE 7 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Futura. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns.

Income tax expense was as follows:

Current	$ (26,953)
Deferred	236
	$ (26,717)

Year-end deferred tax liabilities of $3,982 resulted from a difference in depreciation expense recognized for book and tax purposes.

Income tax expense differed from the amount determined by applying the statutory federal income tax rate to income before income taxes primarily due to non-deductible meals and entertainment expenses.

SUPPLEMENTARY INFORMATION

CHAMPAIGN INVESTMENT COMPANY
SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

Computation of net capital	
Total stockholder's equity	$ 364,664
Deductions and other charges:	
Nonallowable assets	
Furniture and equipment, net	2,882
Goodwill	165,185
Prepaid expenses and other assets	28,287
Haircut on securities	2,436
	198,790
Net capital	$ 165,874
Aggregate indebtedness	
Item included in statement of financial condition	
Accounts payable and accrued expenses	$ 22,180
Total aggregate indebtedness	$ 22,180
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6-2/3% of total aggregate indebtedness or $50,000)	$ 50,000
Excess net capital	$ 115,874
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 163,656
Ratio: Aggregate indebtedness to net capital	13%

Note: The above computation does not differ materially from the computation of net capital under rule 15c3-1 as of December 31, 2005, as filed on Form X-17A-5 by Champaign Investment Company.

CHAMPAIGN INVESTMENT COMPANY
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

Champaign Investment Company (the "Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Champaign Investment Company
Dublin, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Champaign Investment Company (Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

(Continued)

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
January 21, 2006